UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73335 / October 10, 2014

Admin. Proc. File No. 3-15969

In the Matter of

ERGOBILT, INC.,
GEOS COMMUNICATIONS, INC.,
LATITUDE SOLUTIONS, INC.,
RAPTOR TECHNOLOGY GROUP, INC., and
SUBJEX CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by ErgoBilt, Inc., Geos Communications, Inc., Latitude Solutions, Inc., Raptor Technology Group, Inc., or Subjex Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to ErgoBilt, Inc., Geos Communications, Inc., Latitude Solutions, Inc., Raptor Technology Group, Inc., and Subjex Corp. The order contained in that

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[1]   17 C.F.R. ' 201.360(d).

[2]   *ErgoBilt, Inc., Geos Commc'ns, Inc., Latitude Solutions, Inc., Raptor Tech. Group, Inc., and Subjex Co*rp., Initial Decision Rel. No. 656 (Aug. 13, 2014), 109 SEC Docket 11, 2014 WL 3945609. The stock symbols and Central Index Key numbers are: ERGB and 1023874 for ErgoBilt, Inc.; GCMI and 949371 for Geos Communications, Inc.; LATIQ and 1477961 for Latitude Solutions, Inc.; RAPT and 1420526 for Raptor Technology Group, Inc.; and SBJX and 1107699 for Subjex Corp.

decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of ErgoBilt, Inc., Geos Communications, Inc., Latitude Solutions, Inc., Raptor Technology Group, Inc., and Subjex Corp. are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 656
ADMINISTRATIVE PROCEEDING
File No. 3-15969

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ERGOBILT, INC., FPB BANCORP, INC., GEOS COMMUNICATIONS, INC., INTEGRA BANK CORPORATION, LATITUDE SOLUTIONS INC., NORAM CAPITAL HOLDINGS, INC., RAPTOR TECHNOLOGY GROUP, INC., and SUBJEX CORP.	INITIAL DECISION OF DEFAULT AS TO SIX RESPONDENTS August 13, 2014

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents ErgoBilt, Inc., Geos Communications, Inc., Latitude Solutions Inc., Noram Capital Holdings, Inc., Raptor Technology Group, Inc., and Subjex Corp. (collectively, the Six Respondents).[1] The revocations are based on the Six Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On July 10, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely

[1] The case has already ended as to FPB Bancorp, Inc. *ErgoBilt, Inc.*, Exchange Act Release No. 72793 (Aug. 8, 2014). The Trustee in Integra Bank's bankruptcy proceeding has made a still-pending motion in bankruptcy court to settle with the Commission. *ErgoBilt, Inc.*, Admin. Proc. Rulings Release No. 1679, 2014 SEC LEXIS 2852 (Aug. 7, 2014).

periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. The Six Respondents were served with the OIP by July 14, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their Answers were due by July 28, 2014. *Ergobilt, Inc.*, Admin. Proc. Rulings Release No. 1646, 2014 SEC LEXIS 2624 (July 23, 2014). On July 30, 2014, the Six Respondents were ordered to show cause by August 11, 2014, why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding. *Ergobilt, Inc.*, Admin. Proc. Rulings Release No. 1659, 2014 SEC LEXIS 2733 (July 30, 2014). To date, none of the Six Respondents has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

The Six Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

ErgoBilt, Central Index Key (CIK) No. 1023874, is a Texas corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ErgoBilt is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1997. On February 21, 2003, ErgoBilt filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Texas, which was closed on July 6, 2005. As of July 7, 2014, the common stock of ErgoBilt was quoted on OTC Link operated by OTC Markets Group Inc. (formerly Pink Sheets) (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Geos, CIK No. 949371, is an inactive Washington corporation located in Southlake, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Geos is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of $2,493,318 for the prior three months. As of July 7, 2014, the common stock of Geos was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Latitude, CIK No. 1477961, is a defaulted Nevada corporation located in Fort Worth, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Latitude is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012, which reported a net loss of $4,847,518 for the prior three months. On November 9, 2012, Latitude filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Texas, which was converted to a Chapter 11 proceeding on April 5, 2013, and was still pending as of July 7, 2014. As of July 7, 2014, the common stock of Latitude was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Noram, CIK No. 45694, is a void Delaware corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Noram is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of $194,435 for the prior six months. As of July 7, 2014, the common stock of Noram was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Raptor, CIK No. 1420526, is a revoked Nevada corporation located in Groveland, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Raptor is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $1,261,878 for the prior nine months. As of July 7, 2014, the common stock of Raptor was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Subjex, CIK No. 1107699, is an inactive Minnesota corporation located in Minneapolis, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Subjex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of $59,650 for the prior three months. As of July 7, 2014, the common stock of Subjex was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, *mot. for recons. denied*, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that the Six Respondents failed to file timely periodic reports. As a result, the Six Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at 439.

The Six Respondents' failures to file required periodic reports are serious because those failures violate a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. *Id.* at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Six Respondents' violations are also recurrent in that they repeatedly failed to file required periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13496 (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Six Respondents are culpable because they failed to heed the delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *10 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Six Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have provided no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Six Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of ErgoBilt, Inc., Geos Communications, Inc., Latitude Solutions Inc., Noram Capital Holdings, Inc., Raptor Technology Group, Inc., and Subjex Corp. are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge